Summary

Bowyer Research urges shareholders to vote FOR Proposal 4, on the 2024 proxy ballot of Apple, Inc. (“Apple” or the “Company”) The “Resolved” clause of Proposal No. 4 states:

Shareholders request that Apple Inc. (“Apple”) issue a public report detailing the potential risks associated with omitting “viewpoint” and “ideology” from its written equal employment opportunity (EEO) policy. The report should be available within a reasonable timeframe, prepared at a reasonable expense and omit proprietary information.

The opposing statement to this Proposal1, submitted by Apple’s Board of Directors (the “Board”), contends that:

1.Apple is already committed to respecting a wide range of “viewpoints and ideologies”.

2.The report requested by Proposal No. 4 would not provide “material additional information” for shareholders.

3.The Board is already actively involved in maintaining Apple’s commitment to “inclusion and diversity.”

These assertions, however, are based on false argumentation and analysis that:

1.Conflates respect for differing viewpoints with express protections against discrimination.

2.Mischaracterizes the nature of the Proposal.

3.Overlooks existing concerns as to Apple’s commitment to ideological diversity.

1.The Board conflates respect for differing viewpoints with express protections against discrimination.

As asserted in the Board’s statement, “At Apple, we are committed to treating everyone with dignity and respect… both Apple and its shareholders benefit from nurturing a culture where everyone belongs.” The Board seems to believe that this language of ostensibly mutual corporate respect is sufficient to assuage concerns of employees and shareholders alike regarding Apple’s

1https://www.sec.gov/Archives/edgar/data/320193/000130817924000010/laapl2024_def14a.pdf ability to listen to all sides in discussions regarding controversial environmental and social issues. Yet, the Board has used this assumption of dignity and respect to argue against Proposal 4. In the Board’s purview, the existence of informal and assumed respect is tantamount to codified protections against political discrimination in the workplace. It is not. In fact, this language of assumed consensus only seems suspicious when paired with Apple’s unwillingness to codify viewpoint diversity protections into its EEO policy: is this “dignity and respect” as uniformly understood across the company as the Board would have shareholders believe? Viewpoint diversity protections offer the reassurance of legal protection in a too often vague and subjective assessment of corporate culture. Apple’s unwillingness to provide such protections only furthers suspicions about the political and viewpoint-slanted dynamic of its in-house discussions.

2.The Board mischaracterizes the nature of the Proposal.

In its response to Proposal No. 4, the Board asserts that “the risk to Apple of omitting viewpoint or ideology specifically from our Equal Employment Opportunity Policy (EEO Policy) is low, and a report on potential risks would not provide material additional information to shareholders.” The Board’s statement implies that the Proposal is asking for information regarding Apple’s EEO Policy that would not lead to a de facto policy change, thereby wasting resources. Yet, this assumption belies a key misunderstanding of the Proposal’s intent. Proposal No. 4 is requesting information regarding the Company’s reasoning behind its lack of viewpoint diversity protections, as opposed to a practical path to implementing such protections, because the concerns at hand are not merely practical but ideological.

If Apple has an ideological interest in not offering viewpoint diversity protections to its employees, the disclosure of such an interest would be a material fact by any reasonable definition. Conversely, if Apple has no such interest, then disclosing this would be a vital step towards the company implementing needed viewpoint diversity protections for its employees.

3.The Board overlooks existing concerns as to Apple’s commitment to ideological diversity.

In its response to Proposal No. 4, the Board states that, “While the proponent’s concerns are already addressed under applicable law [see item 2 above], which flows through to our EEO Policy, our commitment to inclusion and respect is broader and permeates all our policies and practices.” Yet, as noted in the 1792 Exchange’s report2 on Apple (which lists the company as High Risk), Apple’s policies require (and conversely punish) behavior from employees that, taken organizationally, appear close to coerced or discriminatory. As per the report, “Apple’s HRC 2023 CEI rating indicates the company forces employees to attend multiple, controversial trainings on gender identity, sexual orientation, transgender issues, and divisive racial ideology.” Further, as demonstrated in the recent court case Pham v. Apple Inc, Apple has sought legal action against employees who raise concerns over Apple’s content moderation standards.

As per Apple’s own commitments to diversity and inclusion, and the relevant sections3 of the American labor code, such concerns are mounting and represent serious questions about Apple’s true commitment to nondiscrimination in its corporate practices. These questions cannot be erased by a simple, informal commitment to dignity and respect. They must be addressed in a more serious fashion, or the Company will only see more skepticism in the future.

Conclusion

As demonstrated in this report, the Board’s response to Proposal No. 4 fails to effectively address the substance of the Proposal’s critique regarding viewpoint discrimination by:

1.Conflating respect for differing viewpoints with express protections against discrimination.

2.Mischaracterizing the nature of the Proposal.

3.Overlooking existing concerns as to Apple’s commitment to ideological diversity.

2 https://1792exchange.com/company/apple/

3 https://law.justia.com/codes/california/2011/lab/division-2/1101-1106/1102

The hyper-political world of modern business requires a trust-but-verify mindset from shareholders. Apple seems to be asking its shareholders to trust without verifying, even as concerns mount over censorship and the Company overlooks express viewpoint protections in favor of a vague, informal commitment to dignity and respect. This does more than jeopardize Apple’s relationship of trust with shareholders. In its misrepresentation of shareholder concerns and glossing over of real legal issues, it furthers the seemingly political nature of Apple’s stance, a move that can only create further controversy and reputational risk to both Board and Company.